

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2016

Via e-mail
Zhengyu Wang
Chairman and Chief Executive Officer
Tantech Holdings Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province
People's Republic of China

     Re: Tantech Holdings Ltd.
            Form 20-F for the Fiscal Year Ended
            December 31, 2015
            Filed April 29, 2016
            File No. 001-36885

Dear Mr. Wang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the period ended December 31, 2015

Results of Operations, page 63

1. According to your disclosure on page 64, revenue in your consumer product segment decreased primarily due to a disruption in the supply of barbecue charcoal and weak demand for bamboo vinegar. It appears there are known trends and uncertainties that could materially impact your operations. As such, please expand your disclosures to highlight the underlying factors that are impacting and might be expected to continue to impact your consumer products segment in fiscal year 2016. Your disclosures should include sufficient detail for an investor to understand the underlying reasons behind the temporary disruption and weak demand and whether those impacts are reasonably expected to continue in fiscal year 2016. See Item 303(a)(3) of Regulation S-K. See also Section 501.02, 501.07 and 501.12 of the Financial Reporting Codification.

2. Please expand your disclosures to quantify all the material factors that are disclosed as materially impacting your results of operations. To the extent your disclosures include impacts due to volume of product provided, and/or average price, please also ensure that those are sufficiently quantified for an investor to understand the impact of each. For example:

- Quantify the dollar amount of the decrease in sales of bamboo vinegar due to weak demand.
- Quantify the dollar impact to sales from the changes in units and average selling prices of air purification products and deodorizer products.
- Quantify the amount of the decreases in expenses for promotion, export and shipping and handling, which are described as the key factors in the change in selling expenses.

These examples are not meant to be a comprehensive list and are merely representative of issues noted throughout your discussion. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Critical Accounting Policies, page73
Allowance for accounts receivable and advance to suppliers, page 74

3. As of December 31, 2015, you have over eight months of sales in net accounts receivable. Please expand your disclosure to provide an analysis of days sales outstanding for each balance sheet date presented. Address the payment terms typically stipulated in your contracts and sales agreements and discuss the typical payment history. Discuss the underlying reasons for significant instances of slow payment and receivables that remain outstanding for lengthy periods. Please provide us with an aging of your accounts receivable as of December 31, 2015, detailing the total amounts outstanding at the balance sheet date by categories of time, such as over 30 days, over 90 days, over six months, over one year, over two years, over three years, etc. For each category, show the amount that has been subsequently collected.

4. Please tell us how much of the $15.9 million of advances to suppliers has been subsequently credited through the receipt of raw materials through the latest date available. Provide us with an aging of the balance outstanding at December 31, 2015.

Item 15. Controls and Procedures, page 100

5. We note your disclosure that this annual report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. However, on page 24 you state, "beginning with this annual report on Form 20-F, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of

the Sarbanes-Oxley Act." The instructions to Item 15 of Form 20-F provide a transition period until you have filed an annual report with the commission for the prior year. Subsequent to the effectiveness of your Form F-1 on March 18, 2015, you filed your first annual report under Form 20-F for the period ended December 31, 2014, on April 30, 2015. Please advise or amend your Form 20-F to include management's assessment on internal controls over financial reporting for the fiscal year ended December 31, 2015.

Note 16. Segment information, page F-19

6. We note your disclosure that approximately $58.1 million (99%) of revenue is attributed to revenue from China. On page 8, you indicate you sell approximately 75% of your products in China. Given the above, please help reconcile the apparent difference between the two disclosures. Furthermore, please expand your disclosures to disclose the basis for attributing revenues from external customers to individual countries. See ASC 280-10-50-41(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady at (202) 551-3891 or me at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction